UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 9, 2022
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Press Release

On March 9, 2022, Exodus Movement, Inc. (the “Company”) issued a press release to provide an update on the results of operations for the fourth quarter and full year ended December 31, 2021. A copy of the press release is attached hereto as Exhibit A and incorporated herein by reference.

For further details on our financial results for the fourth quarter and full year ended December 31, 2021 and 2020, please see our annual report which we filed in a form 1-K on March 4, 2022.

Safe Harbor and Forward-Looking Statements

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Exhibits

Exhibit Number	Description

99.1	Press release dated March 9, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

	By:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson
	Title:	Chief Executive Officer

Date: March 9, 2022